

Mail Stop 7010

July 17, 2008

Mr. Robbi Buchholtz
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 SD Highway 34
P.O. Box 100
Wentworth, SD 57075

> **RE:**   **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended March 31, 2008**
> **File No. 0-50254**

Dear Mr. Buchholtz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant